Exhibit 99.3

Notice of Annual

Meeting

Friday, May 12, 2017 2:00 p.m. Atlantic Time	Ondaatje Hall, Marion McCain Arts and Social Sciences Building, Dalhousie University 6135 University Avenue, Halifax, Nova Scotia, Canada	Record Date Close of business March 23, 2017

Items of Business

1.	Electing Directors to serve until the next annual meeting of Shareholders;

2.	Appointing Auditors;

3.	Authorizing the Directors to establish the Auditors’ fee;

4.	Considering an advisory resolution on the Company’s approach to executive compensation; and

5.	Transacting such other business as may properly come before the meeting.

As a shareholder, it is important that you vote. Common shareholders are encouraged to return their proxy or voting instruction form as soon as possible. A postage-paid, pre-addressed envelope is provided. As an alternative, shareholders may choose to vote by telephone or on the Internet as provided for on the proxy or voting instruction form. Proxies must be received prior to 5:00 p.m. Atlantic Time on Thursday, May 11, 2017, or if the meeting is adjourned, at least 48 hours (not including Saturdays, Sundays, or statutory holidays in Nova Scotia) prior to the reconvened meeting.

Should you have questions or comments, you may contact Emera Incorporated by writing to the Corporate Secretary, Emera Incorporated, P.O. Box 910, Halifax, Nova Scotia B3J 2W5, by calling 1-800-358-1995 from anywhere in North America or (902) 428-6060 within the Halifax-Dartmouth area.

Stephen D. Aftanas

Corporate Secretary